UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-31945

DIRECTV 401(k) SAVINGS PLAN

DIRECTV
2230 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer
2230 East Imperial Highway
El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:

	Statements of Net Assets Available for Benefits as of November 30, 2010 and 2009	4

	Statement of Changes in Net Assets Available for Benefits for the year ended November 30, 2010	5

	Notes to Financial Statements	6

	Form 5500, Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of November 30, 2010	16

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBITS

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP	17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV 401(k) Savings Plan
(Name of Plan)

Date: May 25, 2011	By
/s/Paul A. James
Paul A. James,
Senior Vice President, Finance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
  of the DIRECTV 401(k) Savings Plan
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV 401(k) Savings Plan (Plan) (formerly the DIRECTV Thrift & Savings Plan) as of November 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended November 30, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended November 30, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Oak Brook, Illinois
May 25, 2011

DIRECTV 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	NOVEMBER 30,
	2010	2009
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST, AT FAIR VALUE (Notes 2 and 8)	$1,707,147	$1,584,524

CONTRIBUTIONS RECEIVABLE:
Employee	1,415	644
Employer	2,488	327
Total contributions receivable	3,903	971

TOTAL ASSETS	1,711,050	1,585,495

NET ASSETS AVAILABLE FOR BENEFITS, REFLECTING INVESTMENTS AT FAIR VALUE	1,711,050	1,585,495

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(12,363)	3,577

NET ASSETS AVAILABLE FOR BENEFITS	$1,698,687	$1,589,072

See the Notes to Financial Statements.

DIRECTV 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED NOVEMBER 30, 2010

(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Notes 2 and 8)	$213,043

OTHER ACTIVITIES:
Employee contributions	36,806
Employer contributions	19,039
Benefit payments	(242,770)
Plan expenses	(573)
Plan transfers, net ( Note 1 )	84,070

Net decrease from other activities	(103,428)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	109,615

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	1,589,072

END OF YEAR	$1,698,687

See the Notes to Financial Statements.

DIRECTV 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The DIRECTV 401(k) Savings Plan, formerly the DIRECTV Thrift & Savings Plan (the “Plan”), is a defined contribution plan of DIRECTV (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust Company (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the Plan participants, as provided by the Plan document.

Plan Merger - As of July 1, 2010, the DIRECTV Savings Plus Plan merged into the DIRECTV Thrift and Savings Plan and the surviving plan was renamed the DIRECTV 401(k) Savings Plan.  The amount merged into the Savings 401(k) Plan was $84,448,000 from the DIRECTV Savings Plus Plan. Before July 1, 2010, there were also transfers from the 401(k) Savings Plan of $378,000 to the DIRECTV Savings Plus Plan due to employee status changes.

NOTE 2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Investment Valuation and Income Recognition - The Plan participates in the DIRECTV Savings Plan Group, Inc. Master Trust (the “Master Trust”).  All of the Plan’s investments are held in the Master Trust. See Note 8 for further discussion of the Master Trust. The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Risks and Uncertainties - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan’s financial statements and participants’ account balances.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Company and Plan management believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard- In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010 and is to be applied retrospectively to all periods presented comparatively.  Early adoption is permitted.  Adoption had no effect on the Plan’s net assets available for benefits.

Notes Receivable from Participants- Notes receivable from participants are reported within the Plan’s investment in Master Trust at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3.                       FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan or Master Trust for an asset or paid by the Plan or Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements establish a fair value hierarchy which requires the Plan and Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect management’s or the Plan’s assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (level 1 inputs).

Short-term investments: Short-term investments largely consist of a short-term collective trust, the fair value of which is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions.  The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. This fund provides for daily redemptions by the Plan, with no advance notice requirement.

NOTE 3.                       FAIR VALUE MEASUREMENTS (Continued)

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary.  The bond funds invest in a portfolio of high quality bonds managed to maximize return and control risk, or in U.S. Treasury Inflation-Protected Securities which are designed to provide a hedge against rising inflation. The balanced funds seek to generate returns in excess of a balanced benchmark over a market cycle by allocating assets across the stock, bond, and cash markets.   The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index.  The small cap funds invest primarily in U.S. smaller capitalization equity securities and some mid capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell Small Cap Completeness Index or the Russell 2000 Index, or generally to seek long term capital appreciation through the fund’s investment strategy.  The international equity funds invest primarily in established foreign companies or companies of emerging markets, and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World Index.  The Lifecycle funds seek active returns until each fund’s targeted retirement date, designed for investors expecting to retire in or around the year indicated in the fund’s name.  The Lifecycle funds invest in domestic and international stocks, fixed income securities, and short term investments.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirements.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3.                       FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of November 30, 2010:

	Investment Assets at Fair Value as of November 30, 2010
	(Dollars in Thousands)

INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$15,010	$-	$-	$15,010
Large Cap Equity Funds	150,618	-	-	150,618
Mid Cap Equity Funds	76,625	-	-	76,625
International Equity Funds	52,144	-	-	52,144
Real Estate Funds	1,632	-	-	1,632
Company Common Stock:
Domestic Large Cap	253,841	-	-	253,841
Common Stocks:
Domestic Large Cap	375,541	-	-	375,541
Short-term Investments:
Short term investment fund	-	4,898	-	4,898
Collective trusts:
Stable Value Funds	-	404,880	-	404,880
Bond Funds	-	73,248	-	73,248
Balanced Funds	-	83,351	-	83,351
Large Cap Equity Funds	-	60,299	-	60,299
Small Cap Equity Funds	-	16,337	-	16,337
International Equity Funds	-	17,173	-	17,173
Lifecycle Target Dates Fixed Income Funds	-	14,334	-	14,334
Lifecycle Target Dates Blended Funds	-	28,128	-	28,128
Lifecycle Target Dates Equity Funds	-	60,645	-	60,645
Total Investments	$925,411	$763,293	$-	$1,688,704

NOTE 3.                       FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of November 30, 2009:

	Investment Assets at Fair Value as of November 30, 2009
	(Dollars in Thousands)

INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$14,469	$-	$-	$14,469
Large Cap Equity Funds	149,146	-	-	149,146
Mid Cap Equity Funds	72,604	-	-	72,604
International Equity Funds	60,800	-	-	60,800
Real Estate Funds	1,069	-	-	1,069
Company Common Stock:
Domestic Large Cap	223,626	-	-	223,626
Common Stocks:
Domestic Large Cap	448,784	-		448,784
Short-term Investments:
Short term investment fund		2,478	-	2,478
Collective trusts:
Stable Value Funds		410,534	-	410,534
Bond Funds		65,572		65,572
Balanced Funds		89,612		89,612
Large Cap Equity Funds		25,732		25,732
Small Cap Equity Funds		11,752	-	11,752
International Equity Funds		13,878		13,878
Lifecycle Target Dates Fixed Income Funds		13,503	-	13,503
Lifecycle Target Dates Blended Funds		19,692		19,692
Lifecycle Target Dates Equity Funds		29,797	-	29,797
Total Investments	$970,498	$682,550	$-	$1,653,048

Fully Benefit-Responsive Investment Contracts:  While Master Trust investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Master Trust’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements  of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Master Trust’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Master Trust holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

NOTE 4.                      PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan.  Effective May 1, 2010, the maximum deferral limit for non-highly compensated participants increased from 20 percent to 50 percent.  The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 8.

The Company contributes an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.  Effective January 1, 2007, the Plan was amended to provide that the Company match on participants’ contributions will be invested according to the investment instructions each participant makes for their contributions to the Plan.

Individual accounts are maintained for each participant.  Each participant’s account is maintained to reflect: (i) credits for contributions into the Plan, (ii) credits for the Company’s applicable matching contributions, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.  If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At November 30, 2010 and 2009, the Plan assets included forfeited Company contributions that totaled $682,846 and $360,905, respectively.  These amounts will be used to reduce future employer contributions.  During the year ended November 30, 2010, the forfeitures used to reduce employer contributions were $1,284,843.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.                      PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years ( except for residential loans where maturities extend to 15 years, effective  July 1,2010).  The loans mature between 2010 and 2025 at interest rates ranging from 4.25% to 9.25%.

NOTE 6.                      PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of November 30, 2010 and 2009 totaled $1,345,524 and $302,325, respectively.

NOTE 7.                      PLAN AMENDMENTS

As of July 1, 2010, the DIRECTV Savings Plus Plan merged into the DIRECTV Thrift and Savings Plan and the surviving plan was renamed the DIRECTV 401(k) Savings Plan.

NOTE 8.                      INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV 401(k) Savings Plan (formerly the DIRECTV Thrift & Savings Plan) and the DIRECTV Savings Plus Plan (collectively, the “Plans”), for investment and administrative purposes. As discussed in Note 1, the DIRECTV Savings Plus Plan merged into the DIRECTV 401(k) Savings Plan effective July 1, 2010 and as of that date the only plan in the Master Trust was the DIRECTV 401(k) Savings Plan.  The assets of the Master Trust are held by State Street. Although assets of the Plans are commingled in the Master Trust, the Plans’ record keeper maintains supporting records for the purpose of allocating the net assets and net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investments held in participant-directed account balances.  The record keeper through June 30, 2010 was Fidelity Investments Institutional Operations Co Inc.  Effective July 1, 2010, the record keeper changed to ING Institutional Plan Services, LLC.

NOTE 8.                      INFORMATION CONCERNING THE MASTER TRUST (Continued)

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	NOVEMBER 30,
	2010	2009
INVESTMENTS, AT FAIR VALUE:	(Dollars in Thousands)
Short-term investment funds	$4,898	$2,478
Common stocks	375,541	435,058
DIRECTV common stock	253,841	223,626
News Corporation common stock	-	13,726
Collective trusts	758,395	680,072
Mutual funds	296,029	298,088

Total investments	1,688,704	1,653,048

Notes receivable from participants	18,803	16,960

Dividends and interest receivable	550	641
Receivable for securities sold	250	403
Receivable for income	646	-
Payable for securities purchased	(450)	(768)
Payable for investment management and administrative expenses	(1,356)	(1,289)
	1,707,147	1,668,995
NET ASSETS OF THE MASTER TRUST REFLECTING ALL INVESTMENTS AT FAIR VALUE

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(12,363)	3,765

NET ASSETS OF THE MASTER TRUST	$1,694,784	$1,672,760

NET INVESTMENT IN MASTER TRUST – BY PLAN

DIRECTV 401(k) Savings Plan (formerly the DIRECTV Thrift & Savings Plan)
Investment in Master Trust	$1,707,147	$1,584,524

Plan’s percentage interest in net assets of the Master Trust	100.0%	94.9%

DIRECTV Savings Plus Plan

Investment in Master Trust	$0	$84,471

Plan’s percentage interest in net assets of the Master Trust	0.0%	5.1%

NOTE 8.                      INFORMATION CONCERNING THE MASTER TRUST (Continued)

b) NET INVESTMENT INCOME OF THE MASTER TRUST FOR THE YEAR ENDED NOVEMBER 30, 2010:

(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES
Net appreciation (depreciation) in fair value of investments:
DIRECTV Common Stock…………………………………..	$63,734
News Corp Common Stock…………………………………	1,976
Common Stock…………………………………	49,547
Collective Trusts…………………………………	43,703
Mutual Funds……………………………………………….	35,771

Net appreciation (depreciation) in fair value of investments	194,731
21,263
DIVIDENDS AND INTEREST INCOME

INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(2,932)
$213,062
NET INVESTMENT INCOME (LOSS)

NET INVESTMENT INCOME (LOSS) FROM MASTER TRUST – BY PLAN
DIRECTV 401(k) Savings Plan	$213,043
DIRECTV Savings Plus Plan	$19

NOTE 9.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At November 30, 2010 and 2009, the Plan held, through the Master Trust, 6,028,766 and 6,427,778 shares, respectively, of common stock of DIRECTV (formerly The DIRECTV Group, Inc.), the sponsoring employer.  The Plan’s investment in DIRECTV common stock, held within its investment in Master Trust, reflects 14.74% and 13.39%, respectively, of net assets available for benefits as of November 30, 2010 and 2009.

Certain Master Trust investments are shares of collective trust funds and short term investment funds managed by State Street Global Advisors (SSgA) which is the investment arm of State Street, the trustee of the Plan. These transactions qualify as exempt party-in-interest transactions. Certain assets of the Master Trust are loans to plan participants, and hence these transactions are party-in-interest transactions.   The Master Trust also pays expenses for administration of the Master Trust and participating plans in the Master Trust and these transactions qualify as party-in-interest transactions.

NOTE 10.                      SUBSEQUENT EVENTS

On October 21, 2010, the Administrative Committee approved each of the following plan design and operational changes to the DIRECTV 401(k) Savings Plan;
a.	Institute a safe harbor plan design commencing December 1, 2010.
b.	Effective December 1, 2010, after-tax contributions to the Plan will be eliminated.
c.
Adopt a “true-up” feature for the Plan whereby participants who did not obtain the full amount of Plan provided matching contributions due to front loading or other causes, will have their matching contributions “trued up” at the end of the Plan Year, beginning with the December 1, 2010 – November 30, 2011 Plan Year.

NOTE 11.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	NOVEMBER 30,
	(Dollars in Thousands)
	2010	2009
Net assets available for benefits per the financial statements	$1,698,687	$1,589,072
Payable to participants	(1,345)	(302)

Net assets per Form 5500	$1,697,342	$1,588,770

The following is a reconciliation of the change in net assets available for benefits for the year ended November 30, 2010, per the financial statements to the net income reported in the Form 5500:

Increase in net assets available for benefits
per the financial statements	$109,615
Payable to participants – current year	(1,345)
Payable to participants – prior year	302
108,572
Less Plan transfers per the Form 5500	(84,070)
Net income per the Form 5500	$24,502

DIRECTV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF NOVEMBER 30, 2010

Name of Plan Sponsor: DIRECTV
Employment Identification Number: 26-4772533
Three Digit Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2010 and 2025 at interest rates from 4.25% to 9.25%)	$18,805,651

* Party-in-interest

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-163226  on Form S-8 of DIRECTV of our report dated May 25,  2011 appearing in this Annual Report on Form 11-K of DIRECTV 401(k) Savings Plan for the year ended November 30, 2010.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
May 25, 2011